Exhibit 99.1

9 August 2022

BURFORD CAPITAL REPORTS FIRST HALF 2022 RESULTS

Burford Capital Limited, the leading global finance and asset management firm focused on law, today announces its financial results for the six months ended June 30, 2022 (“1H 2022”).1 The Burford Capital 2022 Interim Report, including financial statements (the “2022 Interim Report”), is available at [LSE URL] or on the Burford Capital website at www.burfordcapital.com/shareholders. In addition, a financial data supplement will be available on the Burford Capital website at the same URL.

Christopher Bogart, Chief Executive Officer of Burford Capital, commented:

“The first half of 2022 saw substantial progress towards what we envision as a robust post-Covid-19 pandemic future for Burford. Court activity gradually resumed, and despite backlogs we started to see progress in a number of pending matters, translating into a 31% increase in consolidated capital provision income. Notably, we saw a positive development in a matter in July – not reflected in our first half numbers – that should generate more than $50 million in consolidated profit in the second half of 2022. Even with slow realizations, we generated more than enough cash to cover our current expenses and interest payments.

“Our operating income rose sharply, to $52 million consolidated and $27 million Burford-only, and would have been higher still but for some non-cash accounting impacts. We raised over $1 billion Group-wide in new capital for deployment and extended our sovereign wealth fund arrangement while capturing a greater share of assets for equity shareholders. We continued to write a substantial amount of new business, setting a Burford-only first half record notwithstanding the legal world’s slow return to normalcy. The YPF cases are now fully briefed and awaiting court resolution. Economic challenges and disruptions of the sort now being witnessed across the global economy tend to be good for our business.”

1 All figures in this announcement are unaudited and presented on a consolidated basis in accordance with the generally accepted accounting principles in the United States (“US GAAP”), unless otherwise stated. Definitions, reconciliations and information additional to those set forth in this announcement are available on the Burford Capital website and in the 2022 Interim Report.

1H 2022 Highlights

New business

Burford-only capital provision-direct, reflecting assets capable of generating our highest profits for equity shareholders

●	Record 1H 2022 new commitments of $295 million (1H 2021: $284 million)
●	Deployments of $122 million (1H 2021: $214 million); does not include forthcoming $64 million deployment from June 2022 new commitment awaiting satisfaction of funding conditions[1]

Group-wide data to show overall activity levels albeit with varying contributions to profitability

●	New commitments of $445 million (1H 2021: $527 million, which includes one-time low-fee $100 million sidecar arrangement with our sovereign wealth fund partner that was not repeated in 2022)
●	New deployments of $260 million (1H 2021: $434 million); does not include forthcoming $85 million deployment from June 2022 commitment awaiting satisfaction of funding conditions[1]

1 This represents expected near-term deployment for a law firm portfolio commitment made on June 30, 2022; the deployment is contractually required subject to the satisfaction of certain funding conditions.

Portfolio and liquidity

●	Group-wide portfolio grew to $5.5 billion at June 30, 2022 (December 31, 2021: $5.1 billion), driven by new commitments
●	Cumulative return on invested capital since inception from Burford-only capital provision-direct assets remained consistent at 92% (December 31, 2021: 93%); IRR of 30% (December 31, 2021: 30%)
●	Significant external capital raising activity in 1H 2022 with more than $1 billion raised
o	$360 million via Rule 144A/Regulation S private placement of 6.875% senior notes due 2030
o	$300 million from limited partners for new pre-settlement fund, the Burford Advantage Fund
o	$350 million from limited partners for new post-settlement fund, Burford Alternative Income Fund II
●	Burford-only liquidity of $430 million at June 30, 2022 (December 31, 2021: $315 million)

Income

●	Total revenues of $106 million (1H 2021: $92 million) included capital provision income of $110 million (1H 2021: $84 million), up 31% from 1H 2021, reflecting a higher level of ongoing case activity and portfolio progression, as Covid-19 pandemic-related disruption started to ease
●	Burford-only capital provision-direct realized gains of $27 million (1H 2021: $77 million, reflecting outsized matter in 2021)
o	In July 2022, we saw a positive development in a matter that should generate more than $50 million in consolidated profit in 2H 2022
●	Annualized Burford-only capital provision-direct realized loss rate in 1H 2022 of only 0.5% of average portfolio at cost (2021: 0.8%), likely reflective of slow court processes
●	Operating income of $52 million (1H 2021: $7 million), with the significant increase from 1H 2021 arising from (i) higher capital provision income and (ii) lower operating expenses due primarily to an outsized legacy asset recovery charge in 1H 2021
●	Net income of $3.5 million (1H 2021: net loss $20m) would have been more than $25 million higher without foreign exchange, cash management and tax non-cash charges. In 2021, our $19.9m net loss would not have been materially affected by any of these items. Moreover, if the foreign exchange benefit of our Sterling bonds were moved “above the line” this period, that would have added a further $35 million to net income (vs. a $9m deduction in 2021)
●	Net loss attributable to Burford Capital Limited shareholders improved to $22 million (1H 2021: $29 million)
o	Net loss per ordinary and diluted share of $0.10 (1H 2021: $0.13)

Capital

●	Total shareholders’ equity attributable to Burford Capital Limited remained steady at $1.6 billion at June 30, 2022 and December 31, 2021
o	Total shareholders’ equity attributable to Burford Capital Limited of $7.09 per ordinary share at June 30, 2022 (December 31, 2021: $7.08 per share)
o	Tangible book value attributable to Burford Capital Limited (non-GAAP)[2] of $6.48 per ordinary share at June 30, 2022 (December 31, 2021: $6.47 per share)
●	Declared interim 2022 dividend of 6.25¢ per ordinary share payable on December 1, 2022 to shareholders of record on November 4, 2022, with an ex-dividend date of November 3, 2022

2 Tangible book value attributable to Burford Capital Limited per ordinary share is a non-GAAP financial measure and should not be considered as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. See “Reconciliation of tangible book value attributable to Burford Capital Limited per ordinary share” below for a reconciliation of tangible book value per ordinary share to total Burford Capital Limited equity, the most comparable measure calculated in accordance with US GAAP.

Investor and Analyst Conference Call

Burford will host a conference call for investors and analysts at 10.00am EDT / 3.00pm BST / 4.00pm CEST on Tuesday, August 9, 2022.

Burford encourages investors and analysts to pre-register for dedicated audio webcast access via: https://www.investis-live.com/burfordcapital/62d908ef299ad30e00fc8ea2/rghu.

The dial-in number for the results call is +1 646 664-1960 (US local) / +44 (0)20 3936 2999 (UK local) / +44 (0)20 3936 2999 (all other locations) and the access code is 900462. To minimize the risk of delayed access, participants who have not pre-registered are urged to dial into the results call by 9.45am EDT / 2.45pm BST / 3.45pm CEST.

An accompanying interim 2022 results presentation for investors and analysts will also be made available on the Burford Capital website: http://www.burfordcapital.com/shareholders.

Following the results call, a replay facility will be available until Tuesday, August 23, 2022, by dialling +1 845 709-8569 (US local) / +44 (0)20 3936 3001 (UK local) / +44 (0)20 3936 3001 (all other locations) and using the replay access code 754450.

Summary Financial Statements and Reconciliations

The tables below set forth summaries of the condensed consolidated and Burford-only statements of operations for the six months ended June 30, 2022 and 2021, the condensed consolidated and Burford-only statements of financial position at June 30, 2022 and December 31, 2021 and corresponding reconciliations from consolidated to Burford-only financial results.

Summary condensed consolidated statements of operations

	For the Six Months Ended June 30,
($ in thousands)	2022	2021

Capital provision income	110,278	84,428
Asset management income	5,508	4,329
Services and other income	(9,874)	3,132

Total revenues	105,912	91,889

Total operating expenses	54,188	84,644

Operating income	51,724	7,245

Finance costs and loss on debt extinguishment	37,477	27,262
Foreign currency transactions losses	3,024	396

Income/(loss) before income taxes	11,223	(20,413)

(Provision for)/benefit from income taxes	(7,725)	559

Net income/(loss)	3,498	(19,854)

Net loss attributable to Burford Capital Limited shareholders	(21,501)	(28,590)

Net loss attributable to Burford Capital Limited per ordinary share:
Basic	$(0.10)	$(0.13)
Diluted	$(0.10)	$(0.13)

Summary Burford-only statements of operations

	For the Six Months Ended June 30,
($ in thousands)	2022	2021

Capital provision income	73,775	66,433
Asset management income	17,022	11,722
Services and other income	(10,885)	2,736

Total revenues	79,912	80,891

Total operating expenses	53,190	82,382

Operating income/(loss)	26,722	(1,491)

Finance costs and loss on debt extinguishment	37,477	27,262
Foreign currency transactions losses	3,021	396

Income/(loss) before income taxes	(13,776)	(29,149)

(Provision for)/benefit from income taxes	(7,725)	559

Net income/(loss)	(21,501)	(28,590)

Net loss attributable to Burford Capital Limited shareholders	(21,501)	(28,590)

Net loss per share:
Basic	$(0.10)	$(0.13)
Diluted	$(0.10)	$(0.13)

Reconciliation of summary condensed consolidated statements of operations to summary Burford-only statements of operations

	For the Six Months Ended June 30, 2022
($ in thousands)	Consolidated	Strategic Value Fund	BOF-C	Colorado	Advantage Fund	Other	Burford-only

Capital provision income	110,278	(2,277)	(24,822)	1,368	(820)	(9,952)	73,775
Asset management income	5,508	218	11,296	-	-	-	17,022
Services and other income	(9,874)	-	-	(1,380)	-	369	(10,885)

Total revenues	105,912	(2,059)	(13,526)	(12)	(820)	(9,583)	79,912

Total operating expenses	54,188	(702)	62	(12)	(241)	(105)	53,190

Operating income	51,724	(1,357)	(13,588)	-	(579)	(9,478)	26,722

Finance costs and loss on debt extinguishment	37,477	-	-	-	-	-	37,477
Foreign currency transactions (losses)	3,024	-	-	-	-	(3)	3,021

Income/(loss) before income taxes	11,223	-	-	-	-	-	(13,776)

Provision for income taxes	(7,725)	-	-	-	-	-	(7,725)

Net income/(loss)	3,498	(1,357)	(13,588)	-	(579)	(9,475)	(21,501)

Net income attributable to non-controlling interests	24,999	(1,357)	(13,588)	-	(579)	(9,475)	-

Net loss attributable to Burford Capital Limited shareholders	(21,501)	-	-	-	-	-	(21,501)

Summary condensed consolidated statements of financial position

	At
($ in thousands)	June 30, 2022	December 31, 2021

Total assets	3,845,340	3,524,706

Total liabilities	1,813,521	1,584,016

Total Burford Capital Limited equity	1,550,410	1,551,790

Non-controlling interests	481,409	388,900

Total shareholders’ equity	2,031,819	1,940,690

Total shareholders’ equity attributable to Burford Capital Limited per basic ordinary share	$7.09	$7.08
Total shareholders’ tangible equity attributable to Burford Capital Limited per basic ordinary share	$6.48	$6.47

Reconciliation of summary condensed consolidated statements of financial position to summary Burford-only statements of financial position

	At June 30, 2022
($ in thousands)	Consolidated	Strategic Value Fund	BOF-C	Colorado	Advantage Fund	Other	Burford- only

Total assets	3,845,340	(12,292)	(399,733)	(381,797)	(15,699)	(70,540)	2,965,279

Total liabilities	1,813,521	(255)	(4,098)	(381,797)	(131)	(12,371)	1,414,869

Total shareholders’ equity	2,031,819	(12,037)	(395,635)	-	(15,568)	(58,169)	1,550,410

Reconciliation of tangible book value attributable to Burford Capital Limited per ordinary share

The tables below set forth the reconciliations of tangible book value attributable to Burford Capital Limited per ordinary share to total Burford Capital Limited equity, the most comparable measure calculated in accordance with US GAAP, at June 30, 2022 and December 31, 2021.

At June 30, 2022
($ in thousands, except share data)		Comment
Total Burford Capital Limited equity	1,550,410	Condensed consolidated statements of financial position
less: Goodwill	(133,919)	Condensed consolidated statements of financial position
Tangible book value attributable to Burford Capital Limited	1,416,491

Basic ordinary shares outstanding	218,581,877	Condensed consolidated statements of operations

Tangible book value attributable to Burford Capital Limited per ordinary share	6.48	Tangible book value attributable to Burford Capital Limited divided by basic weighted average ordinary shares outstanding

At December 31, 2021
($ in thousands, except share data)		Comment
Total Burford Capital Limited equity	1,551,790	Condensed consolidated statements of financial position
less: Goodwill	(134,019)	Condensed consolidated statements of financial position
Tangible book value attributable to Burford Capital Limited	1,417,771

Basic ordinary shares outstanding	219,049,877	Condensed consolidated statements of operations

Tangible book value attributable to Burford Capital Limited per ordinary share	6.47	Tangible book value attributable to Burford Capital Limited divided by basic weighted average ordinary shares outstanding

Definitions and Use of Non-GAAP Financial Measures and Alternative Performance Measures

Burford reports its financial results in accordance with US GAAP. US GAAP requires us to present financial statements that consolidate some of the limited partner interests in funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. We therefore refer to various presentations of our financial results as follows:

●	Consolidated refers to assets, liabilities and activities that include those third-party interests, partially owned subsidiaries and special purpose vehicles that we are required to consolidate under US GAAP. At the date of this announcement, the major entities where there is also a third-party partner in, or owner of, those entities include BCIM Strategic Value Master Fund, LP, Burford Opportunity Fund C LP, Burford Advantage Master Fund LP, Colorado Investments Limited (“Colorado”) and several other entities in which Burford holds investments where there is also a third-party partner in, or owner of, those entities.
●	Burford-only refers to assets, liabilities and activities that pertain only to Burford on a proprietary basis, excluding any third-party interests and the portions of jointly owned entities owned by others.
●	Group-wide refers to the totality of assets managed by Burford, including those portions of the funds owned by third parties and including funds that are not consolidated into Burford’s condensed consolidated financial statements. Group-wide is therefore the sum of Burford-only and non-controlling interests in consolidated and non-consolidated funds. Group-wide does not include third-party interests in capital provision assets, the economics of which have been sold to those third parties, that do not meet the criteria to be recognized as a sale under US GAAP. This includes the third-party interests in Colorado and other capital provision asset subparticipations.

We subdivide our capital provision assets into two categories:

●	Direct, which includes all of our capital provision assets that we have originated directly (i.e., not through participation in a fund) from our balance sheet. We also include direct (i.e., not through participation in a fund) complex strategies assets in this category.
●	Indirect, which includes our balance sheet’s participations in two of our funds (i.e., BCIM Strategic Value Master Fund, LP and Burford Advantage Master Fund LP).

We also use certain unaudited alternative performance measures, including:

●	Internal Rate of Return (“IRR”) is a discount rate that makes the net present value of a series of cash flows equal to zero and is expressed as a percentage figure. We compute IRR on concluded (including partially concluded) legal finance assets by treating that entire portfolio (or, when noted, a subset thereof) as one undifferentiated pool of capital and measuring actual and, if necessary, estimated inflows and outflows from that pool, allocating investment cost appropriately. IRRs do not include unrealized gains.
●	Return on invested capital (“ROIC") from a concluded asset is the absolute amount of realizations from such asset in excess of the amount of expenditure incurred in funding such asset divided by the amount of expenditure incurred, expressed as a percentage figure. ROIC is a measure of our ability to generate absolute returns on our assets. Some industry participants express returns on a multiple of invested capital (“MOIC”) instead of a ROIC basis. MOIC includes the return of capital and, therefore, is 1x higher than ROIC. In other words, 70% ROIC is the same as 1.70x MOIC.

Other unaudited alternative performance measures and terms we use include:

●	Commitment is the amount of financing we agree to provide for a legal finance asset. Commitments can be definitive (requiring us to provide funding on a schedule or, more often, when certain expenses are incurred) or discretionary (allowing us to provide funding after reviewing and approving a future matter). Unless otherwise indicated, commitments include deployed cost and undrawn commitments.
●	Deployment refers to the funding provided for an asset, which adds to our invested cost in such asset.
●	Deployed cost is the amount of funding we have provided for an asset at the applicable point in time.
●	Realization: A legal finance asset is realized when the asset is concluded (i.e., when litigation risk has been resolved). A realization will result in us receiving cash or, occasionally, non-cash assets or recognizing a due from settlement receivable, reflecting what we are owed on the asset.
●	Realized gain / loss reflects the total amount of gain or loss generated by a legal finance asset when it is realized, calculated simply as realized proceeds less deployed cost, without regard for any previously recognized fair value adjustment.
●	Unrealized gain / loss represents the fair value of our assets over or under their funded cost, as determined in accordance with the requirements of the applicable US GAAP standards, for the relevant financial reporting period (condensed consolidated statement of operations and comprehensive income) or cumulatively (condensed consolidated statement of financial position).
●	YPF-related assets refers to our Petersen and Eton Park legal finance assets, which are two claims relating to Argentina’s nationalization of YPF S.A., the Argentine energy company.

We also use certain non-GAAP financial measures, including:

●	Tangible book value attributable to Burford Capital Limited per ordinary share is calculated by subtracting intangible assets (such as goodwill) from total Burford Capital Limited equity and dividing the difference by the total number of outstanding ordinary shares. Tangible book value attributable to Burford Capital Limited per ordinary share is a non-GAAP financial measure and should not be considered as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. The most directly comparable US GAAP measure is total Burford Capital Limited equity as set forth in our condensed consolidated statements of financial position. We believe that tangible book value attributable to Burford Capital Limited per ordinary share is an important measure of our financial condition and is useful to management and investors when assessing capital adequacy and our ability to generate earnings on tangible equity invested by our shareholders.

For additional information, including reconciliations of our non-GAAP financial measures to the most directly comparable US GAAP measures and reconciliations of our alternative performance measures, see our interim report on the Form 6-K for the six months ended June 30, 2022 filed with the US Securities and Exchange Commission on August 9, 2022 and made available on our website at www.burfordcapital.com/shareholders. Non-GAAP financial measures should not be considered as a substitute for, or superior to, financial measures calculated in accordance with US GAAP.

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its principal offices in New York, London, Chicago, Washington, DC, Singapore, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This release does not constitute an offer of any Burford fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided herein is for informational purposes only. Past performance is not indicative of future results. The information contained herein is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in the funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with, or furnish to, the US Securities and Exchange Commission (the “SEC”), other information sent to our security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that our actual results of operations, including our financial position and liquidity, and the development of the industry in which we operate may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those we expect include those discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on March 29, 2022, our interim report on Form 6-K filed with the SEC on August 9, 2022 and other reports or documents that we file with, or furnish to, the US Securities and Exchange Commission from time to time. In addition, even if our results of operations, including our financial position and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.